Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated November 22, 2010
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
Product Supplement dated April 9, 2009, and
Underlying Supplement No. 3 dated October 22, 2010)

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ ("AMPS")

▶ This pricing supplement relates to:

- $537,000 Buffered AMPS™ linked to the Russell 2000® Index ("RTY")

▶ 3-year maturity

▶ 2x exposure to any positive return in the reference asset, subject to a maximum return

▶ Protection from the first 25% of any losses in the reference asset, subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. We may use this pricing supplement in the initial sale of securities. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page PS-4 of the accompanying product supplement, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000	$12.00	$988.00
Total	$537,000	$6,444.00	$530,556.00

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

HSBC ◆

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ (AMPS)



Linked to the Russell 2000® Index

All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Accelerated Market Participation Securities. The offering of securities has the terms described in this pricing supplement and the accompanying product supplement, prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 75% of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the Russell 2000® Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security

Reference Asset	Ticker	Upside Participation Rate	Maximum Cap	CUSIP/ISIN
The Russell 2000® Index	RTY	200%	30.00%	4042K06W0 / US4042K06W06

Trade Date:	November 22, 2010
Pricing Date:	November 22, 2010
Original Issue Date:	November 26, 2010
Final Valuation Date:	November 22, 2013. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be November 27, 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate)
	(b) $1,000 + ($1,000 × Maximum Cap)
	If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).
	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 25%)]
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 25% of loss, if the Reference Return is -30%, you will suffer a 5% loss and receive 95% of the Principal Amount. **If the Reverence Return is less than the Buffer Level, you may lose up to 75% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Buffer Level:	-25%
Initial Level:	727.33, which was the Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "RTY<Index>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, the product supplement dated April 9, 2009, and the underlying supplement no. 3 dated October 22, 2010. All references to "Enhanced Market Participation Notes" in the accompanying product supplement shall refer to these Buffered Accelerated Market Participation Securities. If the terms of the securities offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page PS-4 of the product supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and underlying supplement no. 3) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

▸ The product supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate)

(b) $1,000 + ($1,000 × Maximum Cap)

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 25%)]

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 25% loss, subject to the credit risk of HSBC, if the Reference Return is -30%, you will suffer a 5% loss and receive 95% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Level, you may lose up to 75% of your investment.**

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

The Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities, but not by more than the Maximum Cap as leveraged by the Upside Participation Rate.

▶ You are willing to invest in the securities based on the Maximum Cap of 30.00%, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -25%.

▶ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap of 30.00%, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -25%.

▶ You seek an investment that is 100% principal protected.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page PS-4 of the accompanying product supplement and on page US3-1 of underlying supplement no. 3. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, product supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, product supplement and underlying supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement; and

▶ "— There are Risks Associated With Small-Capitalization Stocks" in underlying supplement no. 3.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.
You will be exposed to the decline in the Final Level from the Initial Level beyond the Buffer Level of -25%. Accordingly, if the Reference Return is less than -25%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 75% of your investment at maturity if the Reference Return is negative.

The appreciation on the securities is limited by the Maximum Cap.
You will not participate in any appreciation in the level of the Reference Asset (as magnified by the Upside Participation Rate) beyond the Maximum Cap of 30.00%. You will not receive a return on the securities greater than the Maximum Cap.

Credit risk of HSBC USA Inc.
The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any partial principal protection provided by the buffer at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.
As a holder of the securities, you will not receive periodic interest payments.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.
The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.
The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.
While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could

result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein, the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount security to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples reflect the following:

▸ Principal Amount: $1,000

▸ Initial Level: 727.33

▸ Upside Participation Rate: 200%

▸ Maximum Cap: 30.00%

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
1,454.66	100.00%	$1,300.00	30.00%
1,309.19	80.00%	$1,300.00	30.00%
1,163.73	60.00%	$1,300.00	30.00%
1,018.26	40.00%	$1,300.00	30.00%
945.53	30.00%	$1,300.00	30.00%
872.80	20.00%	$1,300.00	30.00%
836.43	15.00%	$1,300.00	30.00%
800.06	10.00%	$1,200.00	20.00%
763.70	5.00%	$1,100.00	10.00%
741.88	2.00%	$1,040.00	4.00%
734.60	1.00%	$1,020.00	2.00%
727.33	**0.00%**	**$1,000.00**	**0.00%**
720.06	-1.00%	$1,000.00	0.00%
712.78	-2.00%	$1,000.00	0.00%
690.96	-5.00%	$1,000.00	0.00%
654.60	-10.00%	$1,000.00	0.00%
581.86	-20.00%	$1,000.00	0.00%
545.50	-25.00%	$1,000.00	0.00%
509.13	-30.00%	$950.00	-5.00%
436.40	-40.00%	$850.00	-15.00%
290.93	-60.00%	$650.00	-35.00%
145.47	-80.00%	$450.00	-55.00%
0.00	-100.00%	$250.00	-75.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 727.33 to a Final Level of 763.70.

Reference Return:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount of securities calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 5.00\% \times 200\%)$$

$$= \$1,100.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when such Reference Return is positive and is equal to or less than the Maximum Cap.

Example 2: The level of the Reference Asset increases from the Initial Level of 727.33 to a Final Level of 872.80.

Reference Return:	20.00%
Final Settlement Value:	**$1,300.00**

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,300.00 per $1,000 Principal Amount of securities calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 30.00%)

= $1,300.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and if such Reference Return multiplied by 200% exceeds the Maximum Cap.

Example 3: The level of the Reference Asset decreases from the Initial Level of 727.33 to a Final Level of 581.86.

Reference Return:	-20.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 4: The level of the Reference Asset decreases from the Initial Level of 727.33 to a Final Level of 436.40.

Reference Return:	-40.00%
Final Settlement Value:	**$850.00**

Here, the Reference Return is -40.00%. Because the Reference Return is less than the Buffer Level of -25%, the Final Settlement Value would be $850.00 per $1,000 Principal Amount of securities calculated as follows:

$1,000 + [$1,000 × (Reference Return + 25%)]

= $1,000 + [$1,000 × (-40.00% + 25%)]

= $850.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Level of -25%. YOU MAY LOSE UP TO 75% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE RUSSELL 2000® INDEX ("RTY")

Description of the RTY

RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of 10/31/10 were: Financial Services, Technology, Consumer Discretionary, Producer Durables, and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the monthly historical closing levels from November 30, 2005 through November 22, 2010 (using November 22, 2010 as the monthly historical closing level for November 2010). The closing level for the RTY on November 22, 2010 was 727.33. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the RTY closing level on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of 1.20%, or $12.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may pay referral fees to other broker-dealers of up to 1.20%, or $12.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See Supplemental Plan of Distribution on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes gains from a disposition of a security) of certain individuals, trust and estates, for taxable years beginning after December 31, 2012. Prospective investors in the securities should consult their tax advisors regarding the possible applicability of this tax to an investment in the securities.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement and the discussion under "Certain U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Pricing Supplement

General	PS-4
Payment at Maturity	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-8
The Russell 2000® Index	PS-10
Supplemental Plan of Distribution (Conflicts of Interest)	PS-10
Certain U.S. Federal Income Tax Considerations	PS-10
Underlying Supplement No. 3	
Risk Factors	US3-1
The S&P 500® Index	US3-4
The Russell 2000® Index	US3-8
The Dow Jones Industrial Average℠	US3-11
The Hang Seng China Enterprises Index®	US3-13
The Hang Seng® Index	US3-15
The Korea Stock Price Index 200	US3-17
MSCI Indices	US3-20
The Dow Jones EURO STOXX 50® Index	US3-24
The PHLX Housing Sector℠ Index	US3-26
The TOPIX® Index	US3-30
The NASDAQ-100 Index®	US3-33
S&P BRIC 40 Index	US3-37
The Nikkei 225 Index	US3-40
The FTSE™ 100 Index	US3-42
Other Components	US3-44
Additional Terms of the Notes	US3-44
Product Supplement	
Notice to Investors	PS-1
Product Supplement Summary	PS-1
Risk Factors	PS-4
Pricing Supplement Overview	PS-7
Valuation of the Notes	PS-7
Hypothetical Examples	PS-10
Specific Terms of the Notes	PS-19
Certain U.S. Federal Income Tax Considerations	PS-24
Events of Default and Acceleration	PS-25
Information Regarding the Reference Asset and Reference Issuers	PS-25
Certain ERISA Considerations	PS-25
Validity of the Notes	PS-25
Prospectus Supplement	
Risk Factors	S-3
Pricing Supplement	S-16
Description of Notes	S-16
Sponsors or Issuers and Reference Asset	S-37
Use of Proceeds and Hedging	S-37
Certain ERISA	S-38
Certain U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution	S-52
Prospectus	
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, product supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$537,000 Buffered Accelerated Market Participation Securities Linked to the Russell 2000® Index

November 22, 2010

PRICING SUPPLEMENT